

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

February 25, 2008

<u>**Via U.S. Mail and Fax (305-477-6435)**</u>
Mr. George Schilling
Chief Executive Officer and President
Calypso Wireless, Inc.
2500 N. W. 79th Avenue, Suite 220
Doral, FL 33122

> **RE: Calypso Wireless, Inc.**
> **Form 10-KSB for the fiscal year ended December 31, 2006**
> **Filed August 29, 2007**
>
> **Form 10-QSB for the quarter ended September 30, 2007**
> **File No. 1-8497**

Dear Mr. Schilling:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director